Exhibit 3.3

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

U.S. AUTO PARTS NETWORK, INC.

U.S. Auto Parts Network, Inc., a Delaware corporation, does hereby certify that:

1. Article IV of the Amended and Restated Certificate of Incorporation of said corporation is hereby amended and restated in its entirety to read as follows:

“ARTICLE IV

The total number of shares of stock that the corporation shall have authority to issue is Sixty-One Million One Hundred Thousand (61,100,000), consisting of Fifty Million (50,000,000) shares of Common Stock, $0.001 par value per share, and Eleven Million One Hundred Thousand (11,100,000) shares of Preferred Stock, $0.001 par value per share. The first Series of Preferred Stock shall be designated “Series A Preferred Stock” and shall consist of Eleven Million One Hundred Thousand (11,100,000) shares.

Upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, without any further action on the part of the holders thereof, each outstanding share of the corporation’s Common Stock shall be automatically converted into six-tenths (0.6) of a share of Common Stock. No fractional shares of Common Stock shall be issued as a result of this conversion. If any fractional share of Common Stock would be delivered upon such conversion to any stockholder, the corporation shall pay to the stockholder entitled to such fractional share an amount in cash equal to the current market price of such fractional share (as determined in good faith by the Board of Directors of the corporation) as of the date of filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Delaware Secretary of State (the “Filing Date”). Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Common Stock held by such stockholder as of the Filing Date and the number of shares of Common Stock issuable to such stockholder, on an aggregate basis, upon such conversion.”

2. The foregoing amendments have been duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on this 9th day of January 2007.

By:	/S/ MEHRAN NIA
Mehran Nia
Chief Executive Officer and President